Exhibit 5
CVF Technologies Corporation-Biorem
Biorem
Working Trial Balance
December 31, 2004
	Biorem					Biorem		Adj for less than 20% interest
Quarter Ended	12/31/04		Dr		CR	Adjusted		Dr		Cr	Adjusted
Ownership %	51%					Balance		As of 10/18/04 (see attached)			Balance

ASSETS:
Cash	$1,734,062					$1,734,062				(1,734,062)	$0
Short term investments						0
Accounts receivable	2,494,554					2,494,554				(2,494,554)	0
Notes Receivable						0
Contract in progress						0
Leases receivable						0
Investment tax credits						0
Investments - equity		8)	1,020,376	1)	(1,061,191)

						(40,815)		40,815			0
Investments - debt				2)	(1,392,930)	(1,392,930)		1,392,930			0
Inventories	374,403					374,403				(374,403)	0
Prepaid expenses and deposits	678,344					678,344				(678,344)	0
Income taxes receivable	439,454					439,454				(439,454)	0
Fixed assets - cost	890,546					890,546				(890,546)	0
Fixed assets - accum. depr.	(264,230)					(264,230)		264,230			0
Goodwill		1)	258,561
						258,561				(258,561)	0
Accumulated amortization goodwill				1)	(177,943)
						(177,943)		177,943			0

	6,347,133		1,278,937		(2,632,064)	4,994,006		1,875,918		(6,869,924)	0
LIABILITIES AND EQUITY
Deferred Revenue	(355,606)					(355,606)		355,606			0
Accounts payable & accruals	(2,091,662)	6)	3,812	1)	(83,362)	(2,254,194)		2,254,194			0
	(41,796)			7)	(41,186)
Note Payable to related party	(100,000)					(100,000)		100,000			0
Debt conversion	(237,942)	6)	162,288			(75,654)		75,654			0
Bank debt	0					0
Loans payable - Coburn	(1,000,000)					(1,000,000)		1,000,000			0
Loans payable - CVF Corp.	(1,392,930)	2)	1,392,930			0					0
Interest payable	0
						0
Repurchase of Options	0			9)	(51,000)	(51,000)		51,000			0
Preferred stock	0					0
Treasury	0	9)	66,000			66,000				(66,000)	0
Common stock	0					0
Additional paid0in capital	(2,858,914)	1)	1,295,115	5)	(103,917)	(3,207,799)					(3,207,799)
		11)	53,293	8)	(1,020,376)
				9)	(15,000)
				10)	(558,000)

				11)	(53,293)
Retained earnings	2,703,814	1)	3,729,403	1)	(3,960,583)
		5)	103,917			2,398,344					2,398,344
		7)	41,186	6)	(166,100)
Current year (Income) loss	(972,097)		711,994		(153,994)	(414,097)		2,136,897		(913,345)	809,455

	$(6,347,133)		8,838,875		(8,838,875)	$(4,994,006)		7,849,269		(7,849,269)	0

	0
CVF Technologies Corporation - Biorem
Working Trial Balance
December 31, 2004

Name of Entity	Biorem					Biorem		Adj for less than 20% interest
Quarter Ended	38,352		Dr		CR	Adjusted		Dr		Cr	Adjusted
Ownership %	1					Balance		As of 11/23/04 (see attached)			Balance

REVENUES:
Sales	$(9,933,594)					$(9,933,594)		1,262,237			(8,671,357)
Interest income (expense)- CVF ONLY	(30,169)	3)	146,482			116,313			A)	(14,502)	101,811	see note below
Dividend income		4)	7,512			7,512					7,512
Interest income-excl CVF	(13,533)					(13,533)		2,041			(11,492)
Research credits	0					0					0
Miscellaneous income	(1,735)					(1,735)					(1,735)

EXPENSES:
COGS	5,230,082					5,230,082				(568,495)	4,661,587
Accounting						0					0
Admin expenses	935,840	10)	558,000			1,493,840				(19,461)	1,474,379
Advertising						0					0
Amortization - Goodwill						0					0
Amortization - Technology rights						0					0
Bad debts						0					0
Bank charges						0					0
Business taxes						0					0
Consulting						0					0
Commission expense (SH's)	808,850					808,850				(47,536)	761,314
Depreciation	68,172					68,172				(11,803)	56,369
Fianancing fees						0					0
Grants						0					0
Insurance						0					0
Interest expense	406,497			3)	(146,482)	252,503				(14,486)	238,017
				4)	(7,512)						0
Meals						0					0
Miscellaneous						0	A)	14,502			14,502
Lab supplies						0					0
Office lease - equipment						0					0
Office supplies						0					0
Provincial taxes						0					0
Relocation expense						0					0
Rent						0					0
Repairs & maintenance						0					0
Research & development	427,800					427,800				(78,318)	349,482
Sales and marketing	714,761					714,761				(35,232)	679,529
Telephone						0					0
Trade shows						00					0
Travel & Entertainment						0					0
Tax Credits						0					0
Utilities						0					0
Wages						0					0
Minority Interest						0					0
Research credits	(194,961)					(194,961)		75,332			(119,629)
Basys support						0					0
Foreign exchange (gain)	228,601					228,601		77,115			305,716
Income taxes	381,292					381,292				(123,512)	257,780
Gain on capital transactions						0					0
Loss on disposition						0		705,670			705,670

NET (INCOME) LOSS	$(972,097)		711,994		(153,994)	$(414,097)		2,136,897		(913,345)	809,455

Note: In consolidation the net interest income from Biorem to CVF s/b income of $14,502. Therefore this misc adj. is made to adjust to this number.
(see detailed calculation for the $14,502)